DiVall Insured Income Properties 2, L.P.
Quarterly News

August 15, 2022

DISTRIBUTION HIGHLIGHTS

$1,650,000 ($35.65 per unit) will be distributed for the second quarter of 2022 on or about August 15, 2022.

Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the late 1980's; the Partnership has distributed approximately $81 million to investors, from both operations and strategic sales.

As noted above, the partnership is distributing $1,650,000 on August 15, 2022. This distribution includes $1,450,000 of net sales proceeds from the Walton Way Wendy's (Augusta, GA) sale which closed on April 22, 2022.

Future distributions will be affected by the sale of Walton Way. We expect a reduction of $24,000 quarterly from fixed rents and a potential $40,000 reduction in annual percentage rents.

NET UNIT VALUE ("NUV")

The NUV as of December 31, 2021 of $520/unit should be reduced by approximately $30/unit to reflect the sale and distribution of proceeds in connection with the Walton Way property.

Our annual calendar year-end NUV calculations for the partnership are based on independent appraisals from the CBRE Valuation Group. We do not interfere with assumptions used by the appraisers.

The December 31, 2021 independent assumptions were based on economic conditions at that time. Obviously, economic conditions have deteriorated during 2022 and may have an adverse impact on the December 31, 2022 NUV depending on the adjustments between years made by our independent appraisers.

FINAL UNIT TRANSFER DATE PRIOR TO LIQUIDATION ACTIVITY WILL BE OCTOBER 1, 2022

We need to plan the timing of tax cut-offs for the limited transfer activity we have experienced in recent years. We also need to assure that portfolio sales proceeds earned by limited partners are not inadvertently transferred upon a sale of units to a new buyer through the "small print" of transfer documents.

Accordingly, we will no longer approve the transfer of units after an effective date of October 1, 2022. We have allowed transfers twice per year effective as of either July 1 or January 1. The next and final transfer date will be October 1, 2022.

Access to Additional Financial Information

For further quarterly 2022 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2021 Annual Report on Form 10-K was filed with the SEC on March 31, 2022, which also can be accessed via the websites listed.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901

EMAIL: TPGSUPPORT@PHXA.COM
PHONE: 1-844-932-1769
FAX: 1-415-485-4553